[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

February 13, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	NRE Delaware, Inc.
Draft Registration Statement on Form S-1
Submitted November 30, 2016
CIK No. 0001690680

Ladies and Gentlemen:

On behalf of our client, NRE Delaware, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated December 23, 2016, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently submitting its second draft of the Registration Statement (“Draft No. 2”) via EDGAR, and five courtesy copies of Draft No. 2 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Draft No. 2. All references to page numbers in these responses are to the pages of Draft No. 2.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment, and following any such presentations, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

2.	We note that Cantor Fitzgerald & Co. appears to be your affiliate. Please advise us why the registration statement does not reflect the use of a market-making prospectus. Additionally, please advise us how the underwriters plan to comply with prospectus delivery obligations.

Response: The Company respectfully advises the Staff that Cantor Fitzgerald & Co. does not intend to act as a market maker for the Company’s common stock. Accordingly, the Company does not intend to use a market-making prospectus, and thus the underwriters will have no obligation to deliver any such prospectus.

U.S. Securities and Exchange Commission

February 13, 2017

3.	Please advise us if this registration statement covers the planned distribution by BGC Partners upon completion of this offering.

Response: The Registration Statement does not cover the potential distribution, if it occurs, by BGC Partners of the shares of the Company’s common stock that BGC Partners will own upon the completion of the initial public offering. If BGC Partners effects the potential distribution, it intends to rely on Staff Legal Bulletin No. 4, dated September 16, 1997, regarding the non-registration of the distribution under the Securities Act.

4.	Please provide us an analysis of the exemption you are relying on under the Investment Company Act of 1940. In this regard, we note your risk factor disclosure on page 33 describing circumstances under which your “interests in Newmark Holdings or Newmark OpCo could be deemed an ‘investment security’ for purposes of the Investment Company Act.” We may have further comments

Response: Please refer to Annex A, which sets forth the requested analysis.

Summary, page 1

5.	We note the description of your separation from BGC and the related interests and agreements covers approximately 6 pages with legalistic details and embedded lists. For example, see the second bullet point paragraph on page 7. Please revise to present the subject matter in clear, concrete, everyday words. Additionally, please consider providing an executive summary of your relationship to the reporting company BGC Partners and the reasons for the transaction. It appears that you were formed when BGC Partners “first entered the commercial real estate business beginning in 2011 with [its] acquisitions of Newmark and Grubb & Ellis.” It also appears your operations constitute approximately 40% of BGC’s revenues and the IPO is meant unlock shareholder value, which BGC believes is “independently worth significantly more than what is reflected in [its] stock price.”

Response: In response to the Staff’s comment, the Company has revised pages 4-9 of Draft No. 2.

6.	Please revise to provide context for the statement that your revenues have increased by nearly 350% since 2011. For example please clarify the approximate percent of the increase attributed to acquisitions. See also page 85 and the 28% figure on page 61.

Response: In response to the Staff’s comment, the Company has revised pages 1, 62, 69 and 86 of Draft No. 2.

U.S. Securities and Exchange Commission

February 13, 2017

7.	Where you address post-IPO exchangeable limited partnership interests, please disclose the number of “founding partners.”

Response: In response to the Staff’s comment, the Company has revised pages 6 and 81 of Draft No. 2.

Our Post-IPO Organizational Structure, page 6

8.	If Newmark Holdings and/or Newmark OpCo are variable interest entities, please disclose that they are throughout the filing and provide variable interest entity disclosures similar to those in ASC 810-10-50. If they are not variable interest entities, please tell us why they are not.

Response: The Company respectfully advises the Staff that Newmark Holdings and Newmark OpCo are fully consolidated variable interest entities. Additionally, virtually all of the Company’s consolidated net assets and net income are those of consolidated variable interest entities. In response to the Staff’s comment, the Company has revised page 6 of Draft No. 2. to include this disclosure. The Company also intends to include the amount of consolidated net income attributable to the outside interests of Newmark Holdings as non-controlling interests on the Company’s pro forma financial statements included in the Registration Statement. As virtually all of the Company’s consolidated net assets and net income reflected in its financial statements are those of consolidated variable interest entities the Company has not included all the disclosures in ASC 810-10-50 because separate disclosures including assets, liabilities and net income attributed to consolidated variable interest entities would be repetitive of the financial statements and other information otherwise included in the Registration Statement. We believe this presentation to be consistent with similarly structured companies.

The Distribution, page 10

9.	BGC Partners intends to dispose of all of the shares of your common stock upon the expiration of the lock up period. Please tell us and disclose whether this would constitute a change in control pursuant to your various agreements. If so, please also disclose as of the latest balance sheet date, the potential financial statement impact. Please similarly address whether the offering transactions or the BGC Partners common stock disposition would result in the immediate vesting of any unvested equity.

Response: The Company respectfully advises the Staff that it does not expect that the distribution of BGC Partners’ remaining equity in the Company, if it occurs, will constitute a change of control under any of the Company’s employment agreements and that neither the completion of the offering nor the completion of the distribution would result in the immediate vesting of any unvested equity. The Company also respectfully advises the Staff that it does not expect that the distribution will constitute a change of control under any of the Company’s other agreements that would have a material impact on the Company’s financial statements.

U.S. Securities and Exchange Commission

February 13, 2017

Risk Factors, page 17

10.	Please revise to specify the nature and extent of possible consequences where you reference generic risks. For example, the fourth paragraph on page 21 references management agreements with obligations due to guaranteed savings. Disclosing the percentage of your revenues subject to such obligations would provide context for the reader to understand the extent of the risk. As non-exclusive examples, please revise

•	The first risk factor on page 17 to explain where you believe you are in the current cyclical real estate market;

•	The first risk factor on page 18 and the second risk factor on page 28 to clarify your exposure to significant clients in light of your statement on page 93 that your largest client accounted for approximately 0.6% of your total revenue.

•	The first risk factor on page 44 to identify the “certain of our directors and officers.” Please revise risk factors accordingly.

Response: In response to the Staff’s comment, the Company has revised pages 17, 18, 21, 28, 30 and 45 of Draft No. 2.

11.	Please revise to include a risk factor addressing your exclusive forum provision referenced on page 163.

Response: In response to the Staff’s comment, the Company has revised page 39 of Draft No. 2.

Upon the completion of this offering, we will be controlled by BGC Partners . . ., page 42

12.	We note in the carryover paragraph on pages 43 and 44 you state that your certificate of incorporation provides that no Cantor Company, BGC Partners Company or their representatives will owe any fiduciary duty or be held liable for breaches of fiduciary duties to you or your stockholders. Please revise to clarify the extent of the fiduciary carve out. For example, please clarify which fiduciary duties have been waived and identify any principal Cantor and BGC entities that will owe fiduciary duties. In this regard, it is unclear if you seek to waive fiduciary duties of all executive officers.

Response: In response to the Staff’s comment, the Company has revised pages 44-45 and 161-163 of Draft No. 2.

Special Note Regarding Forward-Looking Statements, page 46

13.	We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please delete any reference to the Litigation Reform Act.

Response: In response to the Staff’s comment, the Company has revised page 46 of Draft No. 2.

U.S. Securities and Exchange Commission

February 13, 2017

Use of Proceeds, page 48

14.	Please revise the last paragraph to quantify the approximate amounts intended to be used for the principal purposes.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure accordingly in a subsequent submission once the approximate amounts are determined.

Capitalization, page 50

15.	Please tell us why non-controlling interests are excluded from stockholders’ and members’ equity in your capitalization table.

Response: In response to the Staff’s comment, the Company has revised page 50 of Draft No. 2.

Unaudited Pro Forma Condensed Combined Financial Data, page 55

16.	Please tell us your basis for excluding non-recurring items from your pro forma balance sheet adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised page 55 of Draft No. 2.

Pro Forma Condensed Combined Balance Sheet, page 59

17.	Please breakout the pro forma equity section to reflect your new capital structure.

Response: In response to the Staff’s comment, the Company has revised page 59 of Draft No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 59

18.	Please tell us and disclose your basis for including all of the offering shares in your pro forma earnings per share computations as disclosed in Note (E).

Response: In response to the Staff’s comment, the Company has revised page 60 of Draft No. 2. The Company respectfully advises the Staff that the pro forma earnings per share computations will not include any offering shares to the extent the proceeds from such shares will be used for general corporate purposes.

19.	Please present the receipt of offering proceeds, receipt of debt proceeds and the use of those proceeds as separate pro forma adjustments.

Response: In response to the Staff’s comment, the Company has revised pages 59-61 of Draft No. 2.

U.S. Securities and Exchange Commission

February 13, 2017

Management’s Discussion and Analysis, page 61

20.	Please revise Liquidity on page 73 to quantify your liquidity as of the most recent practicable date on both a long-term and short-term basis.

Response: In response to the Staff’s comment, the Company has revised page 74 of Draft No. 2.

Critical Accounting Policies

Goodwill, page 76

21.	Please expand your critical accounting policy disclosure to identify your reporting units for the purpose of goodwill impairment testing. Please also describe how you determined your reporting units in accordance with the guidance in ASC 350-20-35-33 through 35-37.

Response: In response to the Staff’s comment, the Company has revised page 77 of Draft No. 2. The Company has one operating segment, defined as Real Estate Services. Within Real Estate Services, the Company has two service components: brokerage, and management and other. In accordance with ASC 350-20-35-35, the Company has reviewed the economic characteristics of the different components, including their long-term financial performance, gross margin and sales trends. Additionally, the Company considered the nature and methods of the service components and of the type of customers for each component. The Company concluded that both service components exhibit similar economic characteristics. Therefore, the Company has aggregated its service components into a single reporting unit for purposes of its annual goodwill impairment analysis.

Regulation, page 95

22.	Please advise us if you are subject to any minimum net capital requirements or regulations regarding your capital markets operations.

Response: The Company respectfully advises the Staff that it is not currently subject to any minimum net capital requirements or regulations regarding its capital markets operations under applicable law. It is possible that the Company could become subject to such requirements in connection with its financing arrangements. The terms of such arrangements, however, have not yet been determined.

Properties, page 96

23.	Please provide the disclosure required by Item 102 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 97 of Draft No. 2.

U.S. Securities and Exchange Commission

February 13, 2017

Certain Relationships and Related-Party Transactions, page 133

24.	We note your related party receivables and payables disclosed on page F-22 and F-51. Please provide the disclosure required by Item 404 of Regulation S-K for these related party receivables and payables or advise.

Response: In response to the Staff’s comment, the Company has revised page 164 of Draft No. 2.

Combined Financial Statements

Combined Balance Sheets, page F-6 and F-33

25.	Please tell us your basis for presenting loans, forgivable loans and other receivables from employees and partners, net as a long-term asset as opposed to a reduction of invested equity. Refer to ASC 505-10-45-2 and SAB Topics 4:E and 4:G.

Response: The Company respectfully advises the Staff that loans, forgivable loans and other receivables from employees and partners represent compensatory arrangements whereby cash is advanced to employees or partners, and repayment is forgiven over a period of time contingent upon the provision of service by such individual. If an employee or partner ceases to provide such service, then the receivable would represent a valid and legal claim against that individual for the repayment of the cash so advanced to him or her. The Company recognizes compensation expense for any portion of the receivable that it does not expect to recover from the individual based on this forgiveness. These arrangements do not represent loans to purchase equity of the Company. Therefore, the Company believes that its presentation of these loans and receivables as long-term assets is the appropriate balance sheet presentation.

26.	Please tell us the consideration you gave to SAB Topic 1:B.3 given your planned distribution of a significant portion of the offering proceeds to your existing stockholder, BGC Partners.

Response: The Company respectfully advises the Staff that, as of December 31, 2015 and the date when the financial statements were released, the distribution of proceeds from the offering had not been declared and the amount of any such distribution had not yet been determined. In response to the Staff’s comment, the Company has included a separate pro forma adjustment in the pro forma balance sheet in Draft No. 2 to reflect the amounts that are to be paid from the proceeds of the offering and the debt financing to BGC Partners.

U.S. Securities and Exchange Commission

February 13, 2017

Combined Statements of Cash Flows, pages F-10 and F-37

Note 6. Related Party Transactions, pages F-21 and F-50

27.	You indicate that transfers of cash, both to and from BGC’s centralized cash management system, are reflected as a related party receivable or payable and included in cash flows from operating activities. Please tell us how you concluded all cash flows attributable to related party receivables and payables as well as loans, forgivable loans and other loans receivable from employees and partners represented cash flows from operating activities, rather than financing and/or investing activities. Financing activities include distributions to owners, obtaining resources from owners as well as borrowing money and repaying amounts borrowed, or otherwise settling the obligation. Refer to ASC 230-10-45-15 and ASC 230-10-20.

Response: In response to the Staff’s comment, the Company has revised pages F-10 and F-35 of Draft No. 2. The Company respectfully advises the Staff that, as described in the Company’s response to comment number 25, the activity for loans to and receivables from employees and partners is related to compensation of employees and partners for service. Therefore, in accordance with ASC 230-10, the Company believes that such activity should be reflected in the Company’s cash flows from operating activities. The Company is allocated fees from BGC Partners and Cantor for its share of expenses for shared services such as information technology, human resources, accounting and management. BGC Partners also allocates to the Company compensation expense for charges incurred with respect to employee share-based payment plans. These fees and expenses are shown as cash outflows from operations in the Company’s combined statement of cash flows. In addition, BGC Partners transfers all excess cash of the Company so that BGC Partners may centrally manage the cash of BGC Partners and its subsidiaries, including the Company. Finally, cash is borrowed from BGC Partners to fund the operations and growth of the Company. The Company has reclassified the related party cash borrowings and repayments relating to cash management and funding of operations and growth to the financing section in the Company’s combined statement of cash flows.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

28.	Your disclosure on page 92 indicates that you derive contractual and referral fees from agreements to operate on a collaborative and cross-referral basis with certain independently-owned offices. Please expand your revenue recognition policy disclosure to describe how you recognize the referral fees based on the criteria outlined in SAB 104.

Response: The Company respectfully advises the Staff that, for the fiscal year ended December 31, 2016, the Company recognized approximately $5.0 million from these referral fees. These fees represent approximately 0.5% of the Company’s total revenue. Accordingly, the Company believes these fees are not material to the Company.

Segments, page F-14

29.	Please disclose your revenues by service offering. Refer to ASC 280-10-50-40.

Response: In response to the Staff’s comment, the Company has revised pages F-14 and F-39 of Draft No. 2.

Note 3. Acquisitions, page F-18

30.	Please disclose the information required by ASC Sections 805-10-50, 805-20-50 and 805-30-50 regarding your acquisitions. See also ASC 805-10-55-37 through 55-50.

Response: In response to the Staff’s comment, the Company has revised pages F-18 - F-20 and F-43 - F-45 of Draft No. 2 to include all material disclosures that are applicable in accordance with ASC 805-10-50. The Company has aggregated the required disclosures with respect to immaterial acquisitions. The Company has also separately included the required disclosures for its largest acquisition, CFI.

U.S. Securities and Exchange Commission

February 13, 2017

Undertakings, page II-2

31.	Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages II-2 and II-3 of Draft No. 2.

Exhibits, page II-4

32.	Please file employment agreements with your executive officers. We note the disclosure beginning on page 121.

Response: In response to the Staff’s comment, the Company has revised pages II-5 of Draft No. 2 to reflect such employment and change-of-control agreements and expects to include these agreements in a subsequent draft or filed Registration Statement.

*  *   *  *  *  *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	James R. Ficarro, Chief Operating Officer

NRE Delaware, Inc.

Stephen M. Merkel, Executive Vice President, General Counsel and Secretary

BGC Partners, Inc.

Annex A

Response to Comment #4

Overview.1 As discussed in detail below, the Company believes that it will not meet the definition of “investment company” set forth in Section 3(a)(1)(C) or (A) of the Investment Company Act of 1940 (the “1940 Act”).2 First, the Company will not own “investment securities” exceeding 40% of its total assets, as that term is defined in Section 3(a)(2) of the 1940 Act, and therefore will not be an investment company under Section 3(a)(1)(C) of the 1940 Act. Alternatively, even if the Company were deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act, it will be entitled to rely on Rule 3a-l’s exclusion from

Section 3(a)(1)(C) of the 1940 Act because it will meet the 45% total asset and net income tests set forth in the Rule. As to

Section 3(a)(1)(A) of the 1940 Act, the Company does not believe that it will be an investment company as defined in that Section’s “primarily engaged” test.

Applicable law. Section 3(a)(1) of the 1940 Act provides, in relevant part, that the term “investment company” means any issuer that

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; . . . or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) of the 1940 Act defines “investment securities” as including:

all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).

Any “issuer,” which is defined as “every person who issues or proposes to issue any security,”3 would be an investment company if it falls within either the Section 3(a)(1)(A) or the Section 3(a)(1)(C) of the 1940 Act definition of “investment company,” unless it qualifies for one of the available exclusions or exceptions. As explained below, the Company will not fall within the definition of investment company under Section 3(a)(1)(A) of the 1940 Act. With respect to Section 3(a)(1)(C) of the 1940 Act, the relevant exclusion is Rule 3a-1 under the 1940 Act.

[1]	This response does not address certain wholly-owned blocker entities through which the Company, Newmark Holdings and/or Newmark OpCo will hold their interests. These blocker entities have been inserted principally for tax purposes and are not significant for purposes of the Investment Company Act analysis.
[2]	Section 3(a)(1)(B) of the 1940 Act applies to issuers of face-amount certificates of the installment type. Given that neither the Company nor any of its subsidiaries or affiliates issues face-amount certificates, we have omitted an analysis of this section.
[3]

See Section 2(a)(22) of the 1940 Act. Section 2(a)(28) of the 1940 Act defines “person” as “a natural person or company.” “Company” is defined in Section 2(a)(8) of the 1940 Act as “a corporation, a partnership, an association, a joint-stock company, a trust, a fund, or any organized group of persons whether incorporated or not.”

Rule 3a-1 generally provides that, notwithstanding Section 3(a)(1)(C) of the 1940 Act, an issuer is not an investment company if:

(a) No more than 45 percent of the value (as defined in section 2(a)(41) of the 1940 Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

(1)	Government securities;

(2)	Securities issued by employees’ securities companies;

(3)	Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or section 3(c)(1) of the 1940 Act) which are not investment companies; and

(4)	Securities issued by companies:

(i)	Which are controlled primarily by such issuer;

(ii)	Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and

(iii)	Which are not investment companies;

(b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(l)(B) of the 1940 Act and is not a special situation investment company; and

(c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

“Control” is defined in Section 2(a)(9) of the 1940 Act in relevant part as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.”

A “majority-owned subsidiary” is defined in Section 2(a)(24) of the 1940 Act as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

Discussion. The Company will be an “issuer” under Section 2(a)(22) of the 1940 Act. The Company will conduct its business through its majority-owned subsidiaries, Newmark Holdings and Newmark OpCo. The Company will be the sole general partner of and will hold the sole voting limited partnership interest in Newmark Holdings. Newmark Holdings will be the sole general partner of Newmark OpCo and will hold the sole voting limited partnership interest in Newmark OpCo. The Company also will own limited partnership interests in Newmark OpCo. The Company’s other assets will consist of cash and “government securities,” as that term is defined in Section 2(a)(16) of the 1940 Act. Newmark Holdings’ other assets will consist of cash and government securities. Newmark OpCo will serve as the parent company of the ultimate majority-owned operating subsidiaries through which the Company conducts its real estate services business. The operating subsidiaries provide commercial real estate tenants, owner-occupiers, investors and developers a wide range of services, including leasing and corporate advisory services, investment sales and real estate finance, consulting, appraisal and valuation, project management, and property and facilities management services. Newmark OpCo’s other assets will consist of cash and government securities.

I.	The Company’s Investment Company Status Under Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as “any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The Company’s assets will consist of (i) the general partnership interest in Newmark Holdings, (ii) cash and government securities, and (iii) limited partnership interests in Newmark Holdings and Newmark OpCo. Each of these categories of assets is excluded from the definition of investment securities in Section 3(a)(2) of the 1940 Act, as discussed below. Accordingly, the Company will have no more than 40% of its total assets invested in investment securities. Therefore, the Company will not be an investment company under Section 3(a)(1)(C) of the 1940 Act.

With respect to the Company’s general partnership interest in Newmark Holdings, courts have determined that, for purposes of the federal securities laws, general partnership interests are generally not securities in the absence of special circumstances that are not present in this situation,4 and are therefore not defined as an “investment security” under Section 3(a)(2) of the

[4]

The courts have found a general partnership interest to not be a security unless the general partner was so dependent on the promoter of the partnership or a third party that the general partner was, in fact, unable to exercise meaningful partnership powers, which is not the case with the Company’s general partnership interest in Newmark Holdings, and, as discussed below, Newmark Holdings’ general partnership interests in Newmark OpCo. See, e.g., SEC v. W.J. Howey Co., 328 U.S. 293 (1946). See also Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert denied, 454 U.S. 897 (1981), Banghart v. Hollywood Gen. Partnership, 902 F.2d 805 (10th Cir. 1990), Rivanna Trawlers Unltd. v. Thompson Trawlers, Inc., 840 F.2d 236 (4th Cir. 1988), Deutsch Energy Co. v. Mazur, 813 F.2d 1567 (9th Cir. 1987), and Odom v. Slavik, 703 F.2d 212 (6th Cir. 1983).

1940 Act. Section 3(a)(2) of the 1940 Act explicitly excludes the Company’s second category of assets, cash and government securities, from the definition of investment security. Finally, the Company’s limited partnership interests in Newmark Holdings and Newmark OpCo will also be excluded from the definition of investment security because each of Newmark Holdings and Newmark OpCo will be a majority-owned subsidiary of the Company and will not itself be an investment company, as described below.

Newmark Holdings will conduct its business through its majority-owned subsidiary, Newmark OpCo. Newmark Holdings’ assets will consist of (i) general partnership interests in Newmark OpCo, (ii) cash and government securities, and (iii) limited partnership interests in Newmark OpCo. As in the case of the Company, general partnership interests in a company are not considered securities,5 and are therefore not considered investment securities under Section 3(a)(2) of the 1940 Act. Section 3(a)(2) of the 1940 Act explicitly excludes Newmark Holdings’ second category of assets, cash and government securities.

With respect to Newmark Holdings’ limited partnership interests in Newmark OpCo, such entity is a majority-owned subsidiary of Newmark Holdings, which is not an investment company. Newmark OpCo is not an investment company under Section 3(a)(1)(C) or 3(a)(l)(A)6 of the 1940 Act. With respect to Newmark OpCo’s chain of majority-owned subsidiaries, each of these intermediate subsidiaries also is not an investment company under Section 3(a)(1)(C) or 3(a)(1)(A) of the 1940 Act, and has no other purpose than to be a parent company of the ultimate majority-owned operating subsidiaries. Each operating subsidiary is not an “investment company” under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act, as it conducts the Company’s real estate services business, is not primarily engaged in and does not propose to engage in the business of investing, reinvesting, or trading in securities and does not own, hold or propose to acquire investment securities exceeding 40% of its total assets.

Alternatively, even if the Company were deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act, it will be entitled to rely on the exclusion from the definition of “investment company” set forth in Rule 3a-1. Rule 3a-1, as previously stated above, has two tests. The first test, in relevant part, requires that no more than 45% of the value of the issuer’s total assets may be derived from securities other than (a) government securities, (b) securities issued by employees’ securities companies, (c) securities issued by majority-owned subsidiaries of the issuer (other than those subsidiaries relying on Section 3(b)(3)7 or Section 3(c)(1)8) of the 1940 Act and (d) securities issued by companies that are (i) controlled primarily by such issuer; (ii) through which the issuer

[5]	Supra note 4.
[6]	Please see the investment company analysis of the Company, Newmark Holdings and Newmark OpCo under Section 3(a)(1)(A) of the 1940 Act below.
[7]	Section 3(b)(3) of the 1940 Act excludes from the definition of investment company “any issuer all the outstanding securities of which (other than short-term paper and directors’ qualifying shares) are directly or indirectly owned by a company excepted from the definition of investment company by paragraph (1) or (2) of this subsection.”
[8]	Section 3(c)(1) of the 1940 Act applies to “any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities.”

engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies (categories (a)-(d) are collectively referred to as “Good Assets”). The second test requires that no more than 45% of the issuer’s net income after taxes (for the last four fiscal quarters combined) may be derived from securities other than Good Assets. In other words, at least 55% of the value of the Company’s total assets must be composed of, and at least 55% of its income must be derived from, Good Assets. Each of these tests will be examined in turn.

At least 55% of the Company’s total assets will be composed of general and limited partnership interests in Newmark Holdings, limited partnership interests in Newmark OpCo, cash and government securities. The Company’s interests in Newmark Holdings and Newmark OpCo each will be Good Assets because each such entity will be a majority-owned subsidiary of the Company that is not relying on Section 3(b)(3) or Section 3(c)(1) of the 1940 Act. Accordingly, the Company will satisfy the asset test of the Rule. Similarly, at least 55% of the Company’s net income will be derived from Good Assets. As previously stated, the Company will own general and limited partnership interests in Newmark Holdings, limited partnership interests in Newmark OpCo, cash and government securities. The Company expects that substantially all of its net income after taxes on a going forward basis will be derived from Good Assets, given that no more than 40% of the Company’s total assets consist of investment securities. Therefore, the Company can rely on Rule 3a-1.

II.	The Company’s Investment Company Status Under Section 3(a)(1)(A) of the 1940 Act

As set forth above, an “investment company” in Section 3(a)(1)(A) of the 1940 Act is defined as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Primarily Engaged Test”). In determining whether an issuer is primarily engaged in an investment company business, the courts, the SEC and SEC Staff have looked to the five-factor test set forth in Tonopah Mining Company of Nevada.9 These factors are (i) the nature of the issuer’s present assets; (ii) the sources of its present income;10 (iii) its historical development; (iv) its public representations of policy; and (v) the activities of its officers and directors.

[9]	26 S.E.C. 426 (1947) (“Tonopah”). While Tonopah addresses investment company status issues under Section 3(b)(2) of the 1940 Act, the Staff has applied it to Section 3(a)(1)(A) and Section 3(b)(1) inquiries as well. See, e.g., Willkie Farr & Gallagher (pub. avail. Oct. 23, 2000) (applying the Tonopah test to Section 3(a)(1)(A) of the 1940 Act), Peavey Commodities Futures Fund (pub. avail. June 2, 1983) and Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (“Release 10937”) (noting that, although Tonopah was decided under Section 3(b)(2) of the 1940 Act, the primary engagement test is identical to that of Sections 3(a)(1) and 3(b)(1) of the 1940 Act). The Company would also note that the Seventh Circuit in its decision in SEC v. National Presto Industries, 486 F.3d 305 (7th Cir. 2007), interpreted the Tonopah test as simply a set of factors that could be outweighed by a reasonable investor’s perception as to whether he was making an investment in an investment company. In the Company’s view, even if the five factors in Tonopah indicated that the Company was an investment company, which they do not, the Company does not believe that a reasonable investor investing in the Company would believe he was investing in an investment company.
[10]	As applied, the Tonopah test relates to both net income and gain. See supra note 9. See also DRX, Inc. (pub. avail. June 28, 1988) (stating that the primarily engaged income test also applies when a company has experienced losses) and Release 10937 at fn. 30 (“capital gains realized on sales of investment securities (excluding securities of controlled companies through which the issuer engages in a non-investment company business) generally should be treated as investment income.”)

As previously discussed with respect to Section 3(a)(1)(C) of the 1940 Act, the Company’s income and assets will not be primarily derived from investment securities.

The same analysis of the Tonopah factors and the Primarily Engaged Test as applied to the Company will apply to Newmark Holdings and Newmark OpCo. In addition, each of Newmark Holdings and Newmark OpCo will have no other businesses other than serving as a parent company of the ultimate majority-owned operating subsidiaries. Each operating subsidiary is not an “investment company” under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act, as each operating subsidiary conducts the Company’s real estate services business, is not primarily engaged in and does not propose to engage in the business of investing, reinvesting, or trading in securities and does not own, hold or propose to acquire investment securities exceeding 40% of its total assets. Therefore, each of Newmark Holdings and Newmark OpCo will not be primarily engaged in an investment company business under the Primarily Engaged Test, and thus the Company will not be an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act.